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Cynthia J Tong <ctong24@gmail.com>

TISG's Ready - You're Invited to 2ATC

The Industry Standard Group <connect@theindustrystandardgroup.com> Wed, Dec 15, 2021 at 6:27 PM
Reply-To: The Industry Standard Group <connect@theindustrystandardgroup.com>
To: ctong24@gmail.com

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We're ready.
You're Invited!

You've been waiting patiently and THE INDUSTRY STANDARD GROUP has been hard at work putting together a new way for folks to invest on Broadway. We are ready for your reservations.

INTRODUCING:


SECOND ACT THEATRICAL CAPITAL

Second Act Theatrical Capital (2ATC)

A subsidiary of the organization The Industry Standard Group (featured in American Theatre Magazine), we are an entirely BIPOC-founded producing group that works on Broadway shows. 2ATC is a brand new model that brings in investors (like YOU!) to be new stakeholders within the Broadway industry.

We are sharing access to this opportunity to BIPOC folks first and invite you to reserve your spot in this new way to invest and produce on Broadway.

Broadway has survived the longest intermission ever and in the re-opening, we’re ready to change who’s at the table.

It’s time to raise the curtain on a Second Act.
One that Broadway has never seen before.

Through 2ATC (for the first time ever),
ANYONE can invest in Broadway.
YOU DON'T NEED TO BE A MILLIONAIRE.

Minimums typically start at $25,000 on Broadway; 2ATC is offering a starting point of $500, because we believe there is more power in numbers that are broad and decentralized. First-time investors are more than welcome and encouraged!

Learn more and put in your reservation now.

📣 TUNE IN: THE 2ATC Q&A 📣
Get your questions answered by our founders!
Tuesday, Dec. 21 at 5pm ET
Wednesday, Jan. 12 at 6pm ET

Click here to RSVP for the 2ATC Q&A


2ATC
SECOND ACT THEATRICAL CAPITAL


TISG
THE INDUSTRY STANDARD GROUP
Rashad V. Chambers (He/Him/His)
Miranda Gohh (She/Her/Hers)
Adam Hyndman (He/Him/His)
Toni R. Isreal (She/Her/Hers)
Rob Laqui (He/Him/His)
Sammy Lopez (He/Him/His)
Ronee Penoi (She/Her/Hers)
Cynthia J. Tong (She/Her/Hers)

The Industry Standard Group (TISG) *The founders of 2ATC & TISG are a decentralized leadership cohort of BIPOC producers in the commercial*

theatrical realm that bring expertise and experience from the highest level. We came together through a shared affinity and commonality of often being the only collaborator of color in many rooms on Broadway, and they sought to create change by re-imagining the pathways to participation within the decision-making levels of theater-making.

Spread the word: @TISG_Org

The Industry Standard Group
312 W 36th St Fl 1
New York, NY 10018-6494